                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MAY 2003

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Pursuant to US legal and regulatory requirements, please note the following:

Except as provided below, any offer to purchase or sell securities described herein is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility. The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States. The Olivetti securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act. The proposed cash tender offer for a portion of the Telecom Italia ordinary shares described herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange Act of 1934. The proposed cash tender offer for a portion of the Telecom Italia savings shares described herein is not being made and will not be made, directly or indirectly, in or into the United States.

PRESS RELEASE

Ordinary and Extraordinary Shareholders’ Meetings held in Rozzano (Milan)

TELECOM ITALIA: 2002 ANNUAL ACCOUNTS

AND OLIVETTI MERGER PLAN APPROVED

Rozzano, 24 May 2002 – The Telecom Italia Shareholders’ Meeting convened today in ordinary and extraordinary session under the chairmanship of Marco Tronchetti Provera.

In extraordinary session the Telecom Italia Shareholders’ Meeting resolved to modify article 7, clause 5 of the company’s articles of association in order to enable the Shareholders’ Meeting called upon to adopt the accounts to satisfy the special property rights attaching to savings shares when there is nil or insufficient operating profit.

§

In ordinary session the Telecom Italia Shareholders’ Meeting examined and adopted the 2002 financial statements of Telecom Italia SpA. In 2002 the company posted revenues of 17,055 million euros, a gross operating result equal to 7,549 million euros, operating income corresponding to 4,045 million euros, a result before extraordinary items and tax equal to 4,422 million euros, and registered a net loss of 1,645 million euros. These results may principally be ascribed to a less favourable balance of extraordinary income and charges corresponding to minus 6,093 million euros (-2,893 million euros in 2001), which was partially offset by improved income from operations (+62 million euros compared with 2001), an improved balance of long-term equity investment income and charges (+754 million euros compared with 2001) and lower taxes on income (+588 million euros compared with 2001).

The Shareholders’ Meeting further resolved to distribute a dividend of 0.1768 euros per ordinary share and 0.1878 euros per savings share. This amount will be divided into two portions, each of which has a different taxation status:

•

a portion equal to 25.97% will be drawn from 2001 operating profits carried forward, while the remainder will be obtained from the Miscellaneous Profits Reserve, up to a maximum aggregate of 346,152,775.38 euros (of which 1,146,812.02 euros from the 2001 profits), which is eligible for a full and unrestricted tax credit of 56.25%;

•

a portion of 74.03% will be withdrawn from the Share Premium Reserve, up to a maximum aggregate of 986,826,642.33 euros, which will not be eligible for any tax credit.

The dividend will be paid on 26 June 2003, ex-coupon on 23 June 2003.

§

In extraordinary session the Telecom Italia Shareholders’ Meeting approved a reduction of the Revaluation Reserve pursuant to Law no. 72/1983, in order to cover losses recorded in the operating accounts at 31 December 2002. In consequence, the Reserve was reduced from 2,294,719,877.62 euros to 649,344,365.75 euros.

§

In extraordinary session the Shareholders’ Meeting examined and approved the planned merger of Telecom Italia SpA into Olivetti SpA.

Specifically, 92.73% of those in attendance, representing 63.55% of the aggregate share capital cast their votes in favour of the transaction.

§

In ordinary session the Telecom Italia Shareholders’ Meeting moved to appoint the Board of Auditors, whose term of office had come to the end, and appointed Ferdinando Superti Furga, Gianfranco Zanda, Salvatore Spiniello, Paolo Golia, Rosalba Casiraghi as statutory auditors and Enrico Laghi e Enrico Maria Bignami as substitute auditors.

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia ordinary shares will be converted into Olivetti ordinary shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Olivetti and Telecom Italia are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that Olivetti may purchase securities of Telecom Italia otherwise than under the merger offer, such as in open market or privately negotiated purchases.

Telecom Italia

Communication & Media Relations

Corporate Press Office

+39.06.3688.2610

www.telecomitalia.it/press

Telecom Italia

Investor Relations

+39.06.3688.2381/3378

www.telecomitalia.it/investor_relations

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 27th, 2003

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager